December 20, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
Registration Statement on Form S-1
Filed on November 2, 2006 (File No. 333-138389)

Dear Mr. Webb:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated November 29, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on November 2, 2006. A formal amendment (“Amendment No. 1”) reflecting the changes made in response to your comments has been filed via EDGAR. Your specific comments are set forth verbatim below, followed by the Company’s response.

General

1.	We note that a separate proxy statement has been filed as Exhibit 99.3. Please revise to combine the proxy statement with the prospectus. Refer to Rule 145(a)(2) under the Securities Act.

The prospectus has been revised to include the proxy statement for the special meeting of stockholders of People’s Bank in the Registration Statement. However, the combination of the prospectus and the proxy statement should not be interpreted as an acknowledgment that Rule 145 is applicable to second-step conversions generally. This determination will be made by the Securities and Exchange Commission at a future date. The Company believes that the Registration Statement as revised would comply with the requirements of Rule 145(a).

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 2

2.	In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

The map, graphics and related captions that will appear in the prospectus have been included with Amendment No. 1.

3.	Please use no type size smaller than the type used predominantly in the prospectus. For an example that needs to be changed, see page 51.

The prospectus has been revised to eliminate the use of type size smaller than the type used predominantly in the prospectus.

Prospectus Cover Page

4.	In the second paragraph, please disclose that if the offering is extended beyond “Extension Date 1,” investors must indicate their continued interest or their funds will be returned.

The sentence in the second paragraph of the cover page of the subscription offering prospectus that previously read:

“If we terminate the offering, or if we extend the offering beyond [Extension Date 1], and you rescind or reduce your order we will promptly return your funds with interest.”

has been revised to read as follows:

“If we terminate the offering, or if we extend the offering beyond [Extension Date 1], we will promptly return your funds with interest unless you confirm your subscription.”

Prospectus Summary, page 1

5.	The first sentence should state that the summary highlights the material information, not selected information, from the document. Please revise.

The first sentence in the Summary section has been revised to read as follows: “The following summary highlights the material information from this prospectus and may not contain all the information that is important to you.” See page 1.

6.	Generally, please eliminate repetition from the Summary.

The Summary has been revised to eliminate repetition contained therein.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 3

Tax Aspects of the Conversion, page 21

7.	Please change the tense from future to past for verbs describing the delivery of tax opinions.

The tense of the verbs describing the delivery of tax opinions has been revised from future to past. See pages 21 and 201.

Risk Factors, page 26

8.	Some of your risk factors state that you cannot assure a certain outcome or that there is no guarantee of a result when the real risk is the underlying situation. Please revise to eliminate such language.

The risk factors captioned “We May Not Be Able to Successfully Implement Our Plans for Growth,” “The Success of Our Stop & Shop Branches Depend on the Success of the Stop & Shop Brand,” “We Depend on Our Executive Officers and Key Personnel to Continue the Implementation of Our Long-Term Business Strategy and Could Be Harmed by the Loss Of Their Services,” “Our Business is Affected by the International, National, Regional and Local Economy Generally, and the Geographic Concentration of Our Loan Portfolio and Lending Activities Makes Us Vulnerable to a Downturn in the Local Economy,” “Changes in Federal and State Regulation Could Adversely Affect Our Results of Operation and Financial Condition” and “Stock Market Volatility May Affect the Price of Our Common Stock” have been revised to eliminate “we cannot assure you,” “we cannot predict,” “we cannot control,” “we cannot guarantee,” “there is no guarantee” and similar language. See pages 26, 27, 28, 29 and 32.

How We Intend to Use the Proceeds from the Offering – page 27

9.	To the extent possible, disclose the expected average cost of opening additional branch offices.

The following disclosure has been added to the section of the prospectus entitled “How We Intend to Use the Proceeds from the Offering” to disclose the expected average cost of constructing and equipping new traditional branches.

“The expected average cost to construct and equip a new 3,000 square foot traditional storefront branch located within a shopping center is $1.0 million. The expected average cost to construct and equip a new 3,000 square foot free-standing branch is $1.7 million.”

See page 42.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 4

Selected Consolidated Financial and Other Data, page 37

10.	On page 6 as well as here, you present a measure of “adjusted net income”, which appears to be a non-GAAP measure as defined by item 10(e) of Regulation S-K. Please revise to address the following regarding that measure:

•	Revise to provide the reconciliation as required by Item 10(e).

•	Tell us how you considered the guidance of questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website.

•	In particular, it appears that the liability restructuring costs, gains on asset sales, and net securities losses are recurring items and therefore may not be appropriate adjustments. If you are able to support these adjustments as being appropriate, please revise to provide the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

•	If you are unable to support these adjustments, revise accordingly to omit the measure or eliminate the prohibited adjustments.

A new section has been added to the prospectus captioned “Non-GAAP Financial Measures and Reconciliation to GAAP.” This section describes the Company’s use of “adjusted net income,” “core deposits” and “purchased funds” (all non-GAAP measures) in its evaluation of its results of operations and financial condition. This section also provides reconciliation tables for each of these three non-GAAP financial measures. See page 39.

Please be advised that based upon further review of the guidance of questions 8 and 9 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” revisions have been made to certain adjustments reflected in the prospectus:

(1) With respect to the liability restructuring costs related to the sale of the credit card business, the prospectus has been revised to reflect an adjustment only for 2004 that reflects

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 5

significant non-recurring charges taken to prepay $1.0 billion of long-term borrowings and to cancel derivative positions with notional values of $770 million, utilizing a portion of the proceeds from the sale of the bank’s credit card business in the first quarter of 2004. See pages 6, 37 and 40.

(2) The adjustments for liability restructuring costs for other years included in the prospectus included costs associated with the repurchase of subordinated notes in 2001, 2003 and 2005. These adjustments have been eliminated. See pages 6, 37 and 40.

(3) With respect to security losses from balance sheet restructuring activities, the prospectus has been revised to reflect an adjustment for security losses only for 2006. While People’s Bank has reported recurring net security losses in each of the years presented in the prospectus, the adjustment shown in the reconciliation table relates to significant restructuring activities taking place in 2006. See pages 6, 37 and 40.

Specifically, in the second quarter of 2006 the decision was made to cease purchasing federal funds from a group of smaller New England community banks and sell securities to pay down these borrowings. This was a decision to exit a product line. The third quarter of 2006 included the decision to undertake a substantial balance sheet restructuring as disclosed in a Form 8-K filed on September 6, 2006. Please see response to comment #28 below for further information on these transactions.

Please be advised that with respect to gains on asset sales, the Company respectfully feels that the “non-recurring” test has been met as the transactions occurred in 2001 and 2005, more than two years apart, and the Company does not expect to have additional sales in the two-year period subsequent to 2005.

Pro Forma Data, page 46

11.	Please revise to disclose what interest rate assumption you used to estimate the company’s contribution to cover the principal and interest payments due on the loan to the ESOP.

The second bullet point on page 49 and the footnotes to the pro forma tables on pages 52 and 54 in the “Pro Forma Data” section of the prospectus have been revised to disclose that an interest rate assumption of 8.0% was used for the ESOP loan, which the Company believes is representative of the current market conditions for such loans.

Selected Financial Terms, page 59

12.	Please revise to disclose a reconciliation for each non-GAAP measure identified herein. In addition, specifically identify all adjusting items for each measure for each period presented.

Please be advised that the subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” entitled “–Selected Financial Terms” has been

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 6

deleted from the prospectus. In its place, a new section captioned “Non-GAAP Financial Measures and Reconciliation to GAAP” has been added to the prospectus. See page 39. This new section provides a reconciliation of each non-GAAP financial measure utilized by the Company and identified in the prospectus. Such financial measures are “adjusted net income,” “core deposits” and “purchased funds.”

13.	Please address the following regarding your measure titled “operating revenue”:

•	Tell us how you considered the guidance of questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website as it relates to your measure titled “operating revenue”.

•	Please revise accordingly to delete this measure or provide additional support.

•	Tell us how you determined the title was appropriate since it appears to reflect adjusted operating revenue rather than actual operating revenue.

Please be advised that the prospectus has been revised to remove all references to “operating revenue.” People’s Bank had used this term solely in its definition of the “efficiency ratio.” People’s Bank has modified its definition of the “efficiency ratio” to eliminate the reference to “operating revenue” as described in the new section of the prospectus captioned “Non-GAAP Financial Measures and Reconciliation to GAAP.” Please also see the response to comment #14 below for additional comments on the efficiency ratio.

14.	Please revise to disclose how the calculation of your efficiency ratio complies with your primary banking regulator’s definition. Otherwise, revise to provide a reconciliation to the measure as defined by your primary banking regulator.

Disclosure has been included in the new section of the prospectus captioned “Non-GAAP Financial Measures and Reconciliation to GAAP” to disclose the following:

People’s Bank’s management uses the efficiency ratio to monitor its operating efficiency compared to its peers. The efficiency ratio, which represents an approximate measure of the cost required by People’s Bank to generate a dollar of revenue, is the ratio of total non-interest expense (excluding goodwill impairment, amortization of acquisition-related intangibles, losses on real estate assets and nonrecurring expenses) to net interest income plus total non-interest income (adjusted for gains and losses on sales of assets, other than residential mortgage loans, and excluding other items that may recur from time to time but that are deemed to occur irregularly or infrequently). People’s Bank generally considers an expense to be nonrecurring if it is not similar to an expense of a type incurred within the last two years and is not similar to an expense of a type reasonably expected to be incurred within the following two years. Management considers the efficiency ratio to be more representative of People’s Bank’s ongoing operating efficiency, as the excluded items are generally related to external market

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 7

conditions and non-routine transactions. For the three and nine months ended September 30, 2006, People’s Bank’s efficiency ratio was 61.5% and 61.9%, respectively.

See page 40. Since there is no GAAP measure related to this measure, it is not included in the reconciliation table included in this section.

There are no regulatory requirements to present an efficiency ratio and the accounting rules and regulations of People’s Bank’s regulator, the Office of Thrift Supervision, do not define the term efficiency ratio. The Uniform Thrift Performance Report, a report released quarterly to assist examiners in monitoring the financial condition and performance of its regulated institutions, includes an efficiency ratio in addition to a variety of other performance measures. The measures included in this report are limited to measures derivable from the lines items available in the Thrift Financial Report prepared by an Office of Thrift Supervision regulated financial institution.

As such, this measure is different than that used by financial analysts and investors in the banking industry. For example, non-interest income, other than fees and service charges, are specifically excluded from the Office of Thrift Supervision calculation, which for a financial institution may be a material amount. Additionally, financial institutions and banking analysts exclude “non-recurring” revenues and expenses, since they are generally related to external market conditions and non-routine transactions. People’s Bank utilizes the definition of efficiency ratio generally used in the banking industry because it considers this to be more indicative of People’s Bank’s ongoing operating efficiency.

Business of People’s Bank, page 91

Market Area and Competition, page 91

15.	Please expand your primary market area information to include information on the population characteristics of the counties you serve, including information and trends relating to population growth or decline, aging and per capita income. In particular, we note the discussion on page 2.2 of the Valuation Report regarding population and household growth rates.

The section of the prospectus entitled “Business of People’s Bank–Market Area and Competition” has been expanded to include information on the population characteristics of the counties People’s Bank serves, including information and trends relating to population growth and per capita income. See pages 95-96.

Lending Activities, page 92

16.	Disclose any limits on lending to one borrower.

The section of the prospectus entitled “Business of People’s Bank–Lending Activities–Loan Approval Procedures and Authority” has been revised to disclose People’s Bank’s internal limits on lending to one borrower. As the revised disclosure indicates, People’s Bank does not

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 8

have any internal limits on residential or consumer loans and the internal limit on commercial loans is $50.0 million. See pages 104 and 105.

Loan Approval Procedures and Authority, page 100

17.	Provide a more thorough discussion of your approval policies regarding purchase of shared national credits.

The section of the prospectus entitled “Business of People’s Bank–Lending Activities –Loan Approval Procedures and Authority” has been revised to provide a more thorough discussion of People’s Bank’s approval policies regarding purchase of shared national credits. See page 104.

Allowance for Loan Losses Allocated by Type of Loan, page 106

18.	Please revise your table to present the amount of loan losses estimated for each loan category reported in accordance with Item III.A of Industry Guide 3 alongside the percentage of total loans in each category. Please revise your table accordingly. Refer to Item IV.B of Industry Guide 3.

The “Allowance for Loan Losses Allocated by Type of Loan” table has been revised to present the amount of the loan loss reserve allocated to each loan category reported in accordance with Item III.A of Industry Guide 3 alongside the percentage of total loans in each category. See page 110.

Management of People’s Bank

19.	Please confirm that the disclosure indicates all positions and offices with the company held by each officer and director, and revise to distinguish, as necessary, between the position currently held and any past positions with the company. Refer to Item 401(a) and (b) of Regulation S-K.

Executive officer biographies have been added to the section of the prospectus captioned “Management of People’s Bank–Executive Officers” to clarify between positions currently held and any past positions held by these individuals. See pages 149 and 150. The Company confirms that the disclosure indicates all positions and offices held by each officer and director.

Employment Agreement & Change of Control Agreement, page 155

20.	Please disclose the estimated value of the benefits payable under Mr. Klein’s employment agreement and the change-in-control agreements, assuming a triggering event as of a recent date.

Disclosure has been added to the sections of the prospectus entitled “Management of People’s Bank–Executive Officer Compensation–Employment Agreement” and “Management of People’s Bank–Executive Officer Compensation–Change of Control Agreements” to disclose the estimated value of the benefits payable under Mr. Klein’s employment agreement and the change-in-control agreements, assuming a December 31, 2006 triggering event. See pages 162-164.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 9

Stock Pricing and Number of Shares to be Issued, page 172

21.	Please confirm that there has been no material relationship between the bank and RP Financial for the past two years.

The Company hereby confirms that there has been no material relationship between People’s Bank and RP Financial LC during the past two years. Disclosure to that effect has been added to page 179 of the prospectus.

Financial Statements

Consolidated Statements of Income, page F-5

22.	Please revise to present basic earnings per common share as well as basic and diluted earnings from continuing operations per share on the face of your Statement of Income. Refer to paragraph 36 of SFAS 125.

The Consolidated Statements of Income have been revised to present basic earnings per common share as well as basic and diluted earnings from continuing operations per share on the face of the Statements of Income. See page F-5.

Note 1 – Summary of Significant Accounting Policies, page F-8

23.	Please revise to disclose your revenue recognition policies for insurance, brokerage, financial advisory, and investment management services. Clearly disclose the nature and extent of your insurance activities, specifically addressing whether these activities are limited to brokering of insurance products or writing premiums.

Note 1 to the Consolidated Financial Statements has been revised to disclose the Company’s revenue recognition policies for insurance, brokerage, financial advisory and investment management services. See page F-13. Additionally, the Company notes that it is not in the insurance underwriting business.

Securities, page F-10

24.	Please revise to clarify the circumstances under which you use a date other than the trade date to record your securities transactions and disclose your basis for doing so. To the extent material, please revise to disclose the extent to which the use of a date other than a trade date to record securities transactions causes material differences in your financial statements.

The following disclosure has been added to Note 1 to the Consolidated Financial Statements to clarify the circumstances under which a date other than the trade date has been used to record securities transactions and People’s Bank’s basis for doing so:

“Security transactions recorded on the settlement date were limited to purchases of certain mortgage-backed securities during 2004 that had settlement dates occurring up to 30 days after the trade date. These purchases had trade and settlement dates occurring within the same quarter, and interest income began to accrue when the respective security settled. As such, there was no impact on People’s interim or annual financial statements.”

See page F-11.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 10

Loans and Allowance for Loan Losses, page F-12

25.	Please revise to disclose your policy for how management identifies and designates loans as held for sale. Separately quantify loans held for sale on your balance sheet or confirm in your disclosure that none existed at period end.

Note 1 to the Consolidated Financial Statements has been revised to disclose the Company’s policy for how management identifies and designates loans as held for sale. See page F-12.

As disclosed in Note 5 to the Consolidated Financial Statements, the amount of loans held for sale totaled $16.4 million, $11.2 million and $14.1 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively. Given the relative insignificance of the amounts involved, the Company believes that disclosure in Note 5 as opposed to on the face of the Statements of Condition is appropriate.

Goodwill and Other Acquisition Related Intangibles, page F-14

26.	Please revise to disclose a description of the facts and circumstances that led to the impairment of goodwill associated with OMIA. Describe the factors considered in the previous annual impairment test that led management to believe that OMIA was not impaired and how changes in those factors led to an impairment charge upon segment reorganization. Refer to paragraph 47(a) of SFAS 142.

Disclosure has been added to Note 1 to the Consolidated Financial Statements to (1) provide a description of the facts and circumstances that led to the impairment of goodwill associated with OMIA; (2) describe the factors considered in the previous annual impairment test that led management to believe OMIA was not impaired; and (3) describe how changes in those factors led to an impairment charge upon segment reorganization. See page F-15.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 11

Note 2 – Sale of Branches, page F-21

27.	Based on your disclosures, it does not appear that you have allocated any portion of your goodwill to the sale of your branches. Please revise to disclose how you considered paragraph 39 of SFAS 142 in determining the gain on the sale of the branches to be recorded in your financial statements.

In recording the sale of branches in the fourth quarter of 2005, People’s Bank considered the literature in SFAS No. 142 and EITF 98-3.

Specifically, People’s Bank did not consider the sale of these branches to be a business as defined in EITF 98-3. People’s Bank considered these branches to be a distribution channel for selling its products and services and for accepting deposits and payments. To qualify as a business per EITF 98-3, the branches sold must encompass a self-sustaining integrated set of activities, consisting of all of the (a) inputs, (b) processes applied to those inputs and (c) resulting outputs that are used to generate revenues.

There are substantial “back-office” operations needed to run a branch, including, for example, information technology systems and support, processing daily activity from the branches and addressing customer inquiries in the operations division, as well as pricing products and services and assessing fees. Similarly, there were no lending capabilities, senior management oversight or investing/treasury capabilities included with the branches sold. Based on these factors, People’s Bank did not consider the branches sold to be a business as defined in EITF 98-3, as the cost to acquire the operations and activities not sold would be more than minor. Accordingly, People’s Bank did not allocate any portion of goodwill to the sale of these branches.

The Company understands that this is an area of significant judgment in practice. With respect to the branches sold, the associated core deposit intangible asset had been fully amortized prior to the sale. If People’s Bank had allocated goodwill to this branch sale, the estimated amount would have been approximately $900,000, which is immaterial to People’s Bank’s 2005 annual and interim financial statements.

Note 4 – Securities, page F-22

28.	It appears that you sold a significant portion of your debt securities in the second and third quarters of 2006 as a part of a balance sheet restructuring plan. Please revise to disclose the following:

•	Disclose the facts and circumstances surrounding the decision to restructure your balance sheet;

•	Disclose specifically when management began considering the restructuring plan and when made the final decision to restructure the balance sheet;

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 12

•	Clearly disclose the extent to which you integrated your asset/liability management and your balance sheet restructuring plans into your considerations of your intent and ability to hold securities for the foreseeable future as part of your impairment analyses in preceding periods;

•	On page F-26, you state that these securities were not other than temporarily impaired because the issuers were of high credit quality and the impairments were directly related to changes in interest rates. Disclose why you believe changes in interest rates to be other than temporary as of December 31, 2005, given the market trend in interest rates; and

•	Disclose how you considered SAB Topic 5M and FSP FAS 115-1 in determining the correct period to record the losses related to the securities sold.

People’s Bank’s accounting policies comply with the guidance in SAB Topic 5M and FSP FAS 115-1 and FAS 124-1. Specifically, People’s Bank assesses its intent and ability to hold debt securities to allow for full recovery at each reporting date.

From December 31, 2002 through December 31, 2005, People’s Bank’s debt securities portfolio was being downsized through a natural process – as funds were received from repayments and maturities of securities, People’s Bank was using these proceeds to fund loans and was not reinvesting such proceeds in securities. During this period, the debt securities portfolio declined $1.6 billion, from $2.9 billion at December 31, 2002 to $1.3 billion at December 31, 2005.

People’s Bank’s asset/liability management process, including its balance sheet restructuring plans, takes into consideration the liquid and short-term nature of the debt securities portfolio as evidenced by a duration of 1.7 years as of December 31, 2005. The process contemplated a continued run-off of the debt securities portfolio through repayments and maturities. As such, People’s Bank had the intent and ability to hold the securities to allow for full recovery at December 31, 2005.

As described in Note 1 to the Consolidated Financial Statements, management conducts a periodic review and evaluation of the securities portfolio to determine if the decline in fair value of any security appears to be other than temporary. In accordance with SAB Topic 5M, the factors considered by management in its periodic review include, but are not limited to: the length of time and extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; the ratings of the security; whether the decline in fair value appears to be issuer specific, or alternatively, a reflection of general market or industry conditions; and People’s Bank’s intent and ability to hold the security for a period of time to allow for a recovery in fair value. People’s Bank has a process in place where the treasury group contemporaneously assesses its ability and intent to hold the securities to recovery each quarter.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 13

Any unrealized losses as of December 31, 2005 were directly related to temporary changes in interest rates and therefore, the securities were not considered to be other than temporarily impaired because People’s Bank intended to continue with the strategy of downsizing the securities portfolio through the natural process described above and had the intent and ability to hold the remaining debt securities to receive full repayment of the amounts invested.

As discussed below, the facts and circumstances changed subsequent to December 31, 2005.

During the second quarter of 2006, a decision was made to exit a product line and cease purchasing federal funds from a group of smaller New England community banks. The sale of securities was undertaken to pay down the related borrowings. The sale resulted in the recognition of a $4 million loss. This decision was contemplated in April 2006 and finalized in May 2006. Therefore, these actions were reflected in People’s Bank’s results for the second quarter of 2006. As this sale was related to a specific management decision to exit a product line, the sale did not impact our stated intent and ability to hold the remaining debt securities portfolio to allow for full recovery. At the end of the first and second quarters of 2006, management assessed its intent and ability to hold the securities.

During the third quarter of 2006, as disclosed on Form 8-K dated September 6, 2006, People’s Bank completed the sale of substantially its entire remaining debt securities portfolio at a loss of $23.4 million. This decision represented an acceleration of the natural repositioning of People’s Bank’s balance sheet that had been occurring. As discussed above, People’s Bank had been steadily reducing its securities portfolio by reinvesting proceeds from repayments and maturities of securities to fund loan growth. This sale eliminated the remaining debt securities portfolio to accelerate the restructuring of the balance sheet given the then-current interest rate environment. Specifically, the yield curve inversion steepened and was showing no signs of changing for the foreseeable future. Given this yield curve, the negative spread on People’s Bank’s securities portfolio was worsening and therefore a decision was made to sell the remaining portfolio. This sale was not a scenario contemplated in People’s Bank’s asset/liability management process or balance sheet restructuring plans at June 30, 2006. The evaluation and decision to sell these securities was made on August 24, 2006. Therefore, these actions were reflected in People’s Bank’s results for the third quarter of 2006.

Note 4 to the Consolidated Financial Statements has been revised to incorporate pertinent information discussed above.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 14

Note 17 – Financial Instruments

Derivative Financial Instruments, page F-57

29.	Please revise to disclose the following related to your derivative instruments:

•	Disclose the method used to assess hedge effectiveness, both at inception and on an ongoing basis;

•	For your interest rate floors and swaps, please tell us if you are hedging each loan individually, or if you are hedging a pool of loans;

•	If you are hedging a pool of loans, please revise to disclose how each loan met the requirements of paragraphs 21 and 29 of SFAS 133 to receive hedge accounting;

•	Revise to disclose how you account for your hedging relationships upon prepayment of the loans, if allowed; and

•	You disclose that you use interest rate floors, swaps and corridors. Please revise to provide the relevant disclosures related to your interest rate corridors, if material.

People’s Bank uses the dollar offset method, regression analysis and scenario analysis to assess hedge effectiveness at the inception and on an ongoing basis. Such methods are chosen based on the nature of the hedge strategy and are used consistently throughout the life of the hedging relationship. The interest rate swaps are used to hedge individual commercial real estate loans. The interest rate floors are used to hedge the first interest cash flows on 1 month (“1M”) Libor-indexed commercial loans.

People’s Bank has addressed the criteria set forth in SFAS 133, paragraph 29, relating to forecasted transactions and eligibility for designation as a hedged transaction in a cash flow hedge. The group of individual transactions being hedged is the bank’s 1M Libor-indexed commercial loan monthly interest cash flows. These are individual transactions that share the same risk exposure, because the interest payments received on the 1M Libor-indexed commercial loans are subject to interest rate risk related to changes in the 1M Libor rate. The occurrence of 1M Libor interest payment cash flows is probable as the aggregate principal balance of the 1M Libor-indexed commercial loan portfolio underlying the interest payments is maintained at an amount sufficiently greater than the notional amount of the interest rate floor.

People’s Bank has identified the hedged forecasted transaction as the first 1M Libor-indexed interest payments received on commercial loans. Prepayment of a given loan is not expected to have an effect on the hedging relationship as the aggregate principal balance of the 1M Libor-indexed commercial loan portfolio underlying the interest payments is maintained at an amount greater than the notional amount of the interest rate floor.

In the event of a prepayment of a hedged commercial real estate loan, the interest rate swap hedging the loan will be terminated. Gains or losses associated with the termination of the derivative and any basis adjustment to the commercial real estate loan will be recorded currently in earnings.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
December 20, 2006	Page 15

The interest rate corridor transactions were terminated in March 2004 and are not material to the 2004 financial statements.

Disclosure has been added to Notes 1 and 17 to the Consolidated Financial Statements to incorporate pertinent information discussed above. See pages F-18 and F-60 to F-62.

Exhibit 5.1

30.	You can limit reliance on your opinion with regard to purpose, but not person, Please revise.

Exhibit 5.1 has been revised to eliminate the limit on reliance to person and has been re-filed as an exhibit to Amendment No. 1.

Exhibit 8.1

31.	You can limit reliance on your opinion with regard to purpose, but not person, Please revise.

Exhibit 8.1 has been revised to eliminate the limit on reliance to person and has been re-filed as an exhibit to Amendment No. 1.

*        *        *

We believe that these responses and revisions to the registration statement on Form S-1 are fully responsive to your comments. We look forward to your prompt review of this submission.

Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5647 or V. Gerard Comizio at (202) 626-5643.

Very truly yours, THACHER PROFFITT & WOOD LLP

By:	/s/ Matthew Dyckman
Matthew Dyckman